Noel M. Gruber Senior Counsel 1250 24th Street NW, Suite 700 Washington, DC 20037 T (202) 349-8043 ngruber@buckleysandler.com

August 20, 2018

VIA EDGAR

Ms. Erin Purnell

Mr. Hugh West

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:                             FVCBankcorp, Inc.

Draft Registration Statement on Form S-1

Submitted June 22, 2018

CIK No. 0001675644

Dear Ms. Purnell and Mr. West:

On behalf of FVCBankcorp, Inc. (the “Company” or “FVCB”), we hereby provide the Company’s response to the comments contained in the letter, dated July 19, 2018, relating to the above referenced draft registration statement on Form S-1 (the “Registration Statement”). We note that the Registration Statement has been updated throughout to bring down all financial statements and related disclosures to June 30, 2018.

For convenience, we have preceded each of the Company’s responses with the Commission staff’s comment.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

As of the date hereof, neither the Company nor any person authorized by it has utilized any written communications in reliance on Section 5(d) of the Securities Act.

Summary

Our Strengths

Loans, page 10

2.                                      Here or elsewhere in the summary please balance the disclosure with a statement about the unseasoned nature of the loan portfolio. We note that 66% of loans were originated in the past three years.

The Registration Statement has been revised at page 10 in accordance with the comment.

Recent Developments

Pro forma information, page 15

3.                                      We note your disclosure here and elsewhere throughout the draft registration statement of pro forma financial information (such as total assets, total loans, deposits, nonperforming assets, pro forma capitalization (page 58), pro forma dilution (page 59), etc.), as if the merger with Colombo Bank (“Colombo”) was completed as of March 31, 2018. Please address the following:

•                  Revise to include all information required by Industry Guide 3, Statistical Disclosure by Bank Holding Companies, for Colombo.

•                  In addition to the financial statements already provided for Colombo, revise to include updated interim financial statements.

•                  Revise to include pro forma financial statements pursuant to Article 11 of Regulation S-X.

The Company respectfully disagrees with the comment for the reasons stated below, although it has elected to comply with the comment in the interest of a prompt resolution of this comment.  The merger of Colombo with and into FVCbank, the Company’s wholly owned subsidiary, is not a significant transaction at or above a 20% level with respect to any of the tests for significance contained in Rule 1.02(w) of Regulation S-X, and as such no financial statements of Colombo, as the acquired entity, are required under Rule 3-05 of Regulation S-X, and no pro forma financial statements are required under Article 11 of Regulation S-X.

Rule 1.02(w) of Regulation S-X defines a subsidiary as a “significant subsidiary” if it meets any of the following conditions:

“(1) The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed combination between entities under common control, this condition is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 10 percent of its total common shares outstanding at the date the combination is initiated); or

(2) The registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or

(3) The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exclusive of amounts attributable to any noncontrolling interests exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.”

Rule 3-05(b)(2) of Regulation S-X provides in relevant part that in a registration statement not relating to the offering of securities to the security holders of a company to be acquired, “financial statements of the business acquired or to be acquired shall be filed for the periods specified in [paragraph (b)(2)] or such shorter period as the business has been in existence. The periods for which such financial statements are to be filed shall be determined using the conditions specified in the definition of significant subsidiary in § 210.1-02(w) as follows: (i) If none of the conditions exceeds 20 percent, financial statements are not required.”

Rule 11-01 of Regulation S-X similarly requires pro forma financial statements where a “significant” business combination has occurred or is probable, with significance determined based upon the definition in Rule 1.02(w), substituting 20% for 10%.  Where pro forma financial statements are required, the balance sheet must be presented “as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01” and income statements for must be presented for “the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required” (emphasis added).

The calculations of the three tests of significance are set forth below:

Investment Test - the amount of the acquiror’s investment in and advances to the target compared to the acquiror’s total assets.

FVCB Consideration to shareholders of (investment in) Colombo	$33,300,000
FVCB advances to Colombo	—
Total FVCB investment in and advances to Colombo	$33,300,000
FVCB Total Assets as of 12/31/17	$1,053,223,885
Total FVCB investment in and advances to Colombo/ FVCB Total Assets	3.13%

Asset Test - the total assets of the target compared to the acquiror’s total assets.

Colombo Total Assets as of 12/31/17	$195,718,062
FVCB Total Assets as of 12/31/17	$1,053,223,885
Colombo Total Assets/FVCB Total Assets	18.58%

Income Test - the target’s income from continuing operations before income taxes, extraordinary items, and cumulative effect of a change in accounting principles compared to the pre-tax income of the acquiror for its most recent full fiscal year.

Colombo Pre-Tax Income 2017	$1,064,061
FVCB Pre-Tax Income 2017	$14,535,445
Colombo Pre-tax Income/FVCB Pre-Tax Income	7.32%

Each of the three tests reflects a significance of less than 20%, and a significance well below 10% in the case of the investment and income tests.  Under the rules established by the Commission, the inclusion of financial statements of Colombo and pro forma financial information reflecting the merger meeting the requirements of Regulation S-X is not required, and presumptively, in the Commission’s judgement, immaterial. The Company does not believe that any circumstance relating to the specific terms and conditions of the merger or relating to Colombo makes the inclusion of Colombo’s complete historical annual and interim financial statements and pro forma financial statements required or material.

While the Company believes that the transaction is a favorable one for the Company, in that it will enable the Company to enhance its growth and profitability, and enable it to leverage its investments in technology and infrastructure, it does not believe that the merger is material to the Company.  The expansion of the Company’s physical footprint into adjacent markets in which it already lends and has deposit customers is beneficial to the Company, but not transformative.  The transaction is not a material expansion of the Company’s activities.  The Company will acquire and make the same type of loans and the same types of deposit accounts, to the same types of customers, largely in the same market area.  The fundamental character of the Company, the managerial experience and vision, the manner of operation, the market area and the lines of business will be substantially unchanged by the merger.  Only the Company’s physical footprint, and to a marginal and not significant degree, the asset size, will change.  These two aspects of the transaction, while beneficial to the Company, do not, in the Company’s view, make the prior financial condition and results of operations, or the details of the pro forma combined financial statements for historical periods, material to an investment decision in the Company, or the combined company.  We note that Colombo’s profitability for 2017 and the interim period in 2018 is largely a function of negative provisions for loan losses, an income source that will not be available to the Company following the merger as it will book Colombo’s assets at fair value (with the fair value adjustment accreted into income), and that apart from expanded revenue from existing customers and new customers, which would not be reflected in pro formas, operational efficiencies would be the primary source of earnings improvement resulting from the merger.  In short, an investment in FVCB remains an investment in FVCB and its management and its ability to expand relationships with its and Colombo’s existing customers and new customers, and to manage expenses. Historical financial statements and pro formas for historical periods would not shed light on this. The preparation and review, of complete interim financial statements and Guide 3 information for Colombo, a nonreporting bank, and the additional comfort and other procedures required to enable the Company to include such information in the Registration Statement is a time consuming and very expensive process, the cost of which far exceeds, in the Company’s view, the benefit to potential investors or the public offering process. The Company was concerned that inclusion of the requested information could overemphasize the materiality of the transaction to the Company.

The inclusion of audited financial statements and references to certain pro forma aspects of the combined company’s financial position was intended primarily for the convenience of certain readers who, in the experience of the prospective underwriters, from time to time request a limited amount of additional information regarding target companies, and not as an admission that the information is material.  We note also that the presentation of the transaction and the opportunities presented by it for the Company were intended to forestall adverse reader reactions to the transaction based on what the Company believes are dated, yet still circulating, market perceptions of Colombo. We supplementally note for the Staff that at the time of the 2013 merger of the former Colombo Bank (“Old Colombo”) with Independence Federal Savings Bank (“Independence”), resulting in Colombo, Old Colombo had not recorded an annual profit since 2007, and Independence had achieved an annual profit only once since the year ended December 31, 2000, incurring losses of approximately $30.5 million over the period (as reflected in the decline in undivided profits from $19.9 million at December 31, 2000 to negative $10.6 million at December 31, 2013.)  That profit, in 2010, was $145 thousand, and included gains on the sale of securities of $216 thousand. Given this history, Colombo’s opacity to the public capital markets given its small size, nonreporting status and controlling family ownership, as well as privately received reactions from participants in the community banking industry and investors, the Company believed that a robust presentation of the merger’s benefits and the Company’s plans was appropriate.

We are unaware of any rule of the Commission or ruling of any court that requires that information which is voluntarily provided in excess of the requirements of the applicable Form must be provided in complete compliance with the requirements of the Form, as if the information were required, except where the failure to provide the additional information would be misleading or would render the information provided misleading.  The Staff has not asserted, and we do not believe, that the financial statements provided and the pro forma information referred to are misleading in the absence of interim financial statements and full Article 11 pro formas.

Notwithstanding the Company’s disagreement, as stated above, the Company has elected to comply with the comment, and the Registration Statement has been revised throughout in accordance with the comment.

Risk Factors

Risks Related to our Business

Lack of seasoning of our loan portfolio could increase risk of credit defaults..., page 35

4.                                      Revise this risk factor to disclose the average age of the loans in each major lending category.

The Registration Statement has been revised at page 44 in accordance with the comment.

Business

Our Products and Services

Lending Products, page 97

5.                                      Please reconcile or explain the differences between your loan portfolio as described in this section and how it is presented on page 11. We note that there appear to be inconsistencies in the loan categories used and the corresponding percentages of each. For example, the graphic illustration on page 11 shows that 18% of loans are 1-4 family, yet 1-4 family lending is not included in the table on page 98 or discussed in this section.

The 1-4 family loans reflected in the table on page 11 are reflected in the consumer residential loans in the table on page 98.  The Registration Statement has been revised, including at pages 11 and 117, to make the terminology consistent, and to add further discussion of the loans which are included in the broader categories.  The Company believes that the chart at page 11 accurately summarizes the composition of its portfolio as reflected in the standard loan type categories and the accompanying textual discussion at page 98, et. seq.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Strengths

Deposits, page 107

6.                                      We note your reference to a tabular presentation of your deposits on a pro forma basis; however, we do not see where you have provided this information. Please advise or revise to remove this reference.

The Registration Statement has been revised to delete the reference to the table.

Management, page 125

7.                                      Please revise your directors’ biographies to clearly identify the time periods associated with their business experience over the past five years. Refer to Item 401(e) of Regulation S-K for guidance.

The introductory paragraph to the director biographies states that “Except as expressly indicated below, each person has been engaged in his principal occupation for at least five years…” and as such the Company believes that the disclosure satisfies the requirement of Item 401(e) of regulation S-K to “[b]riefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer,… including: each person’s principal occupations and employment during the past five years.” Notwithstanding, the Registration Statement has been revised at pages 148 and 149 to clarify the specific terms of each director’s activities.

Security Ownership of Certain Beneficial Owners and Management, page 139

8.                                      We note that you have provided beneficial ownership information as of April 30, 2018. Please revise to include the information as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

The Registration Statement has been revised at page    in accordance with the comment. The Company intends to further update the beneficial ownership information as appropriate during the filing process.

FVCBankcorp, Inc. and Subsidiary Notes to the Financial Statements
Note 19. Subsequent Events, page F-48

9.                                      Please revise to include the conclusion of your evaluation for subsequent events.

The Registration Statement has been revised at page F-48 in accordance with the comment.

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 202.349.8043 or by email at ngruber@buckleysandler.com.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber